SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 13 )*


                           MACC Private Equities Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)
--------------------------------------------------------------------------------
                                   552 617 102
                         ------------------------------
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                            1380 Kennecott Building,
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 22, 1999
                         ------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP NO. 552 617 102
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions Bancorporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0227400

------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)  [  ]

                                                                      (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
    SHARES        ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          325,986
    EACH                   ----------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    325,986
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  325,986
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.1544%
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC,CO
------------------------------------------------------------

--------------------
CUSIP NO. 552 617 102
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions First National Bank

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0189025
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)  [  ]

                                                                      (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
    SHARES        ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          325,986
    EACH                   ----------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    325,986
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  325,986
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.1544%

------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BK
------------------------------------------------------------

         Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 as heretofore amended (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds required to purchase the 325,986 shares of Common Stock beneficially owned by Zions and the Bank were $ 2,760,479. These funds were derived from working capital.

Item 5.  Interest in Securities of the Issuer.

         (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 325,986 shares of Common Stock, which the Bank and Zions believe represents approximately 26.1544% of the outstanding shares of Common Stock.

         (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 325,986 shares of Common Stock held by the Bank.

         (c) On November 3, 1998, the Bank purchased 500 shares of Common Stock at a cost of $5,428.24 ($10.85648 per share). On November 16, 1998, the Bank purchased 1,400 shares of Common Stock at a cost of $13,125.00 ($9.375 per share). On November 24, 1998, the Bank purchased 1,000 shares of Common Stock at a cost of $10,062.50 ($10.0625 per share). On December 1, 1998, the Bank purchased 600 shares of Common Stock at a cost of $5,850.00 ($9.75 per share). On December 15, 1998, the Bank purchased 380 shares of Common Stock at a cost of $3,705.00 ($9.75 per share). On December 17, 1998, the Bank purchased 600 shares of Common Stock at a cost of $5,902.50 ($9.8375 per share). On December 21, 1998, the Bank purchased 400 shares of Common Stock at a cost of $3,950.00 ($9.875 per share). On December 31, 1998, the Bank purchased 1,700 shares of Common Stock at a cost of $16,575.00 ($9.75 per share). On December 31, 1998, the Bank purchased 1,000 shares of Common Stock at a cost of $9,812.08 ($9.81208 per share). On January 22, 1999, the Bank purchased 121 shares of Common Stock at a cost of $1,244.00 ($10.2809917 per share). On January 27, 1999, the Bank purchased 200 shares of Common Stock at a cost of $2,050.00 ($10.25 per share). On February 3, 1999, the Bank purchased 1,000 shares of Common Stock at a cost of $10,187.71 ($10.18771 per share). On February 5, 1999, the Bank purchased 319 shares of Common Stock at a cost of $3,240.00 ($10.15674 per share). On February 8, 1999, the Bank purchased 2,200 shares of Common Stock at a cost of $23,100.00 ($10.5 per share). On February 9, 1999, the Bank purchased 760 shares of Common Stock at a cost of $7,753.58 ($10.202079 per share). On February 12, 1999, the Bank purchased 1,000 shares of Common Stock at a cost of $10,187.71 ($10.18771 per share). On February 16, 1999, the Bank purchased 2,300 shares of Common Stock at a cost of $23,575.00 ($10.25 per share). On February 18, 1999, the Bank purchased 47 shares of Common Stock at a cost of $520.00 ($11.06383 per share). On February 24, 1999, the Bank purchased 600 shares of Common Stock at a cost of $6,055.30 ($10.0921666 per share). In each case of purchase, the shares were acquired in the ordinary course of business in transactions on the open market. To the best knowledge of Zions and the Bank, none of the persons listed on
Schedule I-A or Schedule I-B attached hereto has effected any transactions in Common Stock during the past 60 days.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 1999


                                         ZIONS BANCORPORATION



                                         By: /s/Dale M. Gibbons
                                             --------------------------
                                         Name:  Dale M. Gibbons
                                         Title: Executive Vice President, Chief
                                                Financial Officer and
                                                Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 1999


                                            ZIONS FIRST NATIONAL BANK



                                            By: /s/Dale M. Gibbons
                                               --------------------------
                                            Name:  Dale M. Gibbons
                                            Title: Executive Vice President,
                                                   Chief Financial Officer, and
                                                   Secretary

                                  SCHEDULE I-A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ZIONS BANCORPORATION


         The names, business addresses and present principal occupations of the directors and executive officers of Zions Bancorporation ("Zions") are set forth below. If no business address is given, the director's or officer's business address is 1380 Kennecott Building, Salt Lake City, Utah 84133. The business address of each of the directors of Zions is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.



Name                  Position with Zions, Present Principal Occupation or
----                  ----------------------------------------------------------
                      Employment and Address
                      ----------------------

A. Scott Anderson     Executive Vice President and President of the Bank.

Jerry C. Atkin        Director of Zions.  Chairman, President and Chief
                      Executive Officer, SkyWest Airlines, 444 S. River Road,
                      St. George, Utah 84770.

Nolan X. Bellon       Controller of Zions.

Dan Burch             Vice President of Auditing for Zions.

Danne L. Buchanan     Executive Vice President of Zions.  President of Zions
                      Data Service Company.

Grant R. Caldwell     Director of Zions.  Retired, former Partner, KMG Main
                      Hurdman, Salt Lake City, Utah.

R. Don Cash           Director of Zions.  Chairman, President and Chief
                      Executive Officer of Questar Corporation, 180 East 100
                      South, Salt Lake City, Utah 84111.  Director, Zions
                      First National Bank.

Gerald J. Dent        Executive Vice President of Zions.  Executive Vice
                      President of Zions First National Bank.

Dale M. Gibbons       Executive Vice President, Chief Financial Officer and
                      Secretary of Zions.  Executive Vice President, Chief
                      Financial Officer and Secretary of Zions First National
                      Bank.

John J. Gisi          Chairman and President and Chief Executive Officer of
                      National Bank of Arizona.

W. David Hemingway    Executive Vice President of Zions. Executive Vice
                      President of Capital Markets and Investments.

Clark B. Hinckley     Senior Vice President of Zions.

George Hofmann III    Senior Vice President of Zions.  President and Chief
                      Executive Officer of Nevada State Bank.

Name                  Position with Zions, Present Principal Occupation or
----                  ----------------------------------------------------------
                      Employment and Address
                      ----------------------

Gary S. Judd          Director of Zions.  President and Chief Executive  Officer
                      of Colorado Banks, Including Pitkin County Bank and Trust,
                      Centennial  Savings  Bank,F.S.B.,  Valley National Bank of
                      Cortez,  Vectra Bank,  First  National Bank of Alamosa and
                      Tri-State Bank.

Richard H. Madsen     Director of Zions.  President and Chief Executive
                      Officer of ZCMI, 2200 South 900 West, Salt Lake City,
                      Utah 84137.

Roger B. Porter       Director of Zions. IBM Professor of Business and
                      Government, Harvard University, 79 John F. Kennedy
                      Street, Cambridge, Massachusetts 02138.

Robert G. Sarver      Director of Zions.  Executive Director, Southwest Value
                      Partners and affiliates, Wilson Wyoming, G B
                      Bancorporation.

Harris H. Simmons     President and Chief Executive Officer and Chairman of
                      Zions.  Chairman of Zions First National Bank.
                      Director of Questar Corporation.

L.E. Simmons          Director of Zions.  President, SCF Investment Partners
                      and L.E. Simmons & Associates, Inc., 6600 Texas
                      Commerce Tower, Houston, Texas 77002.

Roy W. Simmons        Chairman of the Board of Directors of Zions. Director
                      of Zions First National Bank.  Member of the Board of
                      Directors of Beneficial Life Insurance Co.  Director of
                      Ellison Ranching Co.

Shelley Thomas        Director of Zions.  Senior Vice President, Salt Lake
                      Organizing Committee For The Olympic Winter Games Of
                      2002, 257 East 200 South, Suite 600, Salt Lake City, UT
                      84111.

I.J. Wagner           Director of Zions.  President of The Keystone Company,
                      910 Kennecott Building, Salt Lake City, Utah 84133.

                                  SCHEDULE I-B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ZIONS FIRST NATIONAL BANK


         The names, business addresses and present principal occupations of the directors and executive officers of Zions First National Bank (the "Bank") are set forth below. If no business address is given, the director's or officer's business address is One South Main Street, Salt Lake City, Utah 84111. The business address of each of the directors of the Bank is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.




Name                   Position with the Bank, Present Principal Occupation or
----                   ---------------------------------------------------------
                       Employment and Address
                       ----------------------

A. Scott Anderson      President, Chief Executive Officer of the Bank.

John B. D'Arcy         Executive Vice President of the Bank.

R. Don Cash            Director of the Bank.  Chairman and Chief Executive
                       Officer, Questar Corporation, Salt Lake City, Utah 84139.

Gerald J. Dent         Executive Vice President of the Bank. Executive Vice
                       President of Zions Bancorporation.

Peter K. Ellison       Executive Vice President of the Bank.

Robert C. Fuehr        Director of the Bank. Vice President-Public Policy, Telco
                       Business  Development,  U  S  WEST,  Englewood,  Colorado
                       80111.

Dale M. Gibbons        Executive Vice President, Chief Financial Officer and
                       Secretary of the Bank. Executive Vice President, Chief
                       Financial Officer and Secretary of Zions Bancorporation.

Ronald S. Hanson       Director of the Bank. Retired.

W. David Hemingway     Executive Vice President of the Bank. Executive Vice
                       President Zions Bancorporation.

James T. Jensen        Director of the Bank.  Executive Vice President/General
                       Counsel of Savage Industries, Salt Lake City, Utah 84107.

Susan Mooney Johnson   Director of the Bank.  President of Futura Industries Daw
                       Technology.  Box 3640, Ketchum, Idaho 83340.

Dixie Leavitt          Director of the Bank. Chairman of the Board of Security
                       Enterprises dba The Leavitt Group.

Robert A. Madsen, Sr.  Director of the Bank.  Chief Executive Officer of Madsen
                       Furniture Co., Salt Lake City, Utah.

Name                   Position with the Bank, Present Principal Occupation or
----                   ---------------------------------------------------------
                       Employment and Address
                       ----------------------

Roy C. Nelson          Director of the Bank. Retired, 1569 East 4700, Ogden, UT
                       84003


Kathryn Pett           Director of the Bank. Secretary and General Counsel, Utah
                       Transit  Authority,  3600 South 700 West, Salt Lake City,
                       UT 84115


Harris H. Simmons      Chairman of the Bank.  President and Chief Executive
                       Officer of Zions Bancorporation.

D. Gill Warner         Director of the Bank.  Retired.